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17004825

...MMISSION

Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2017

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67053

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arbor Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 S. Grant Street, Suite 720
(No. and Street)

San Mateo	CA	94402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan F. Christensen 650-305-3581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JCA

OATH OR AFFIRMATION

I, Stan F. Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Dallan Blunt
State of Utah Notary Public
Commission No. 683301
My Commission expires 4/19/2017
1257 ... Salt Lake City, UT 84108

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGEMENT

State of Utah)
§
County of Salt Lake)

On this 30th (DAY) day of January (MONTH), in the year 2017 (YEAR), before me Dallan Blunt (NOTARY PUBLIC NAME), a notary public, personally appeared Stanley Christensen (NAME OF DOCUMENT SIGNER), proved on the basis of satisfactory evidence to be the person(s) whose name(s) (is/are) subscribed to this instrument, and acknowledged (he/she/they) executed the same.

Witness my hand and official seal.

Dallan Blunt
State of Utah Notary Public
Commission No. 683301
My Commission Expires 4/19/2017
1257 ..., Salt Lake City, UT 84108

Notary Public

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Member
Arbor Advisors, LLC
San Mateo, CA 94402

I have audited the accompanying statement of financial condition of Arbor Advisors, LLC (the "Company"), as of December 31, 2016 and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockiin, CA
February 5, 2017

Arbor Advisors, LLC.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	186,108
Accounts receivable		12,500
Prepaid expenses		20,752
Deposits		17,000
Furniture and equipment net of accumulated depreciation of $224,593		10,135
Total assets	$	246,495

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	8,247
Bonuses payable		55,076
Salaries payable		10,175
Total liabilities		73,498
Member's Equity		172,997
Total Liabilities and Member's Equity	$	246,495

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC.
Statement of (Loss)
For the Period Ended December 31, 2016

Revenues	
Advisory fees	$ 280,600
Total revenues	280,600
Expenses	
Accounting	25,150
Advertising and marketing	2,520
Auto	21,586
Bonuses	28,728
Computer and IT services	42,799
Conference and seminars	6,836
Depreciation	21,550
Dues and subscriptions	94,631
Insurance	93,454
Office expense	19,990
Professional services	39,834
Recruiting fees	45,139
Regulatory fees	17,796
Rent and utilities	211,818
Salaries and payroll taxes	964,739
Telephone	19,451
Travel and entertainment	121,994
Investment Loss - Realized	426,563
Other operating expenses	9,063
Total expenses	2,213,641
Net (loss)	(1,933,041)
Other Income - Interest	453
Net (loss)	(1,933,494)
Tax Provision	1,700
Net (loss)	$ (1,935,194)

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC.

Statement of Changes in Member's Equity

For the Period Ended December 31, 2016

		Total
Balance at January 1, 2016	$	6,836,824
Net (loss)		(1,935,194)
Distributions		(4,728,633)
Balance at December 31, 2016	$	172,997

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC.
Statement of Cash Flows
For the Period Ended December 31, 2016

Cash flow from operating activities:		
Net (loss)		$ (1,935,194)
Depreciation		$ 21,550
Realized loss on investment		426,563
Adjustments to reconcile net income to net		
cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ 1,287,500	
Prepaid expenses	(12,848)	
Deposits	13,081	
Increase (decrease) in liabilities:		
Bonuses payable	(595,956)	
Accounts payable and accrued expenses	(28,204)	
Total adjustments		663,573
Net cash (used in) operating activities		(823,508)
Net cash provided by (used in) in investing activities		
Purchase of furniture and equipment	(3,327)	
Total net cash provided by (used in) investing activities		(3,327)
Net cash provided by (used in) financing activities		
Equity sharees		603,312
Member's distributions		(4,728,633)
Net cash used in financing activities		(4,125,321)
Net decrease in cash		(4,952,156)
Cash at beginning of period		5,138,264
Cash at end of period		$ 186,108
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$ -	
Income taxes	$ 6,800	

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC
Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

Arbor Advisors, LLC (the "Company") was formed in the State of California on November 9, 2001. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Investment banking

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Investments in securities are valued at market value.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Stocks received as compensation are recorded at market value at the successful completion of the project.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there is a provision for a gross receipts tax and a minimum Franchise Tax of $900 and $800, respectively.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and

Note 2 – Significant Accounting Policies (continued)

State tax authorities from 2013 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 - Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $112,610 which was $107,610 in excess of its required net capital of $5,000. The greater of 6 2/3% of the aggregated indebtedness or $5,000 minimum capital requirement is required. The firm had aggregated indebtedness of $73,498. The Company's net capital ratio was 0.65 to 1.

Note 6 – Income Taxes

The Company is subject to a limited liability company gross reccipts tax, with a minimum provision of $800 and an LLC tax of $900. For the year ended December 31, 2016, the Company had a forward credit of $6,800 applied to the minimum liability company income tax of $800 and gross receipts tax of $6,000. The accrued income tax to be paid after applying the credit is $0.

Note 7– Operating Lease

The Company leases office space under a non-cancelable operating lease expiring February 28, 2019. At December 31, 2016, the future minimum lease payments under the lease agreement were as follows:

Note 7– Operating Lease (continued)

2017	$	150,333
2018		154,470
2019		25,860
TOTAL	$	330,663

Rent expense for the year ended December 31, 2016 is $209,797 which included rent paid on the owner's Palo Alto residence of $30,200. The lease expired December 31, 2016 and was renewed on January 1, 2017 under the owner's name.

Note 8 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – Related Party

During the year $603,312 worth of investment was transferred to the 100% owner at fair market value and was treated as a member's distribution.

Note 10 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2016 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 11 - Subsequent Events

The Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 5, 2017, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company received a capital contribution from the owner, Stan Christensen, in the amount of $200,000 on January 10, 2017 for ongoing operations. In addition, Stan Christensen renewed the Palo Alto residence lease for two years expiring December 31, 2018 under his name.

Arbor Advisors, LLC.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital

Member's equity	$ 172,997	
Total Member's equity		$ 172,997
Less: Non-allowable assets		
Accounts receivable	12,500	
Prepaid expense and deposit	37,752	
Fixed Assets	10,135	
Total non-allowable assets		60,387
Net Capital		112,610
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,900	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 107,610
Ratio of aggregate indebtedness to net capital	0.65 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

Arbor Advisors, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Arbor Advisors, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Member
Arbor Advisors, LLC

I have reviewed management's statements, included in the accompanying Arbor Advisors, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 5, 2017

ARBOR ADVISORS, LLC

January 23, 2017

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Arbor Advisors, LLC met the Section 204, 15c3-3 (k)(2)(i) exemption for the period January 1, 2016 through December 31, 2016.

Sincerely,

Stanley F. Christensen
Managing Director

1875 S. Grant St. Ste. 720 | San Mateo, CA 94402 | *phone.* 650.305.2581 | *fax.* 650.240.4023

Arbor Advisors, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016